CLIFTON STAR RESOURCES INC.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED JUNE 30, 2009

The following discussion and analysis, prepared as of October 27, 2009, should be read together with the audited financial statements for the year ended June 30, 2009 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Additional information related to the Company is available for view on the Company’s website at www.cliftonstarresources.com and on SEDAR at www.sedar.com.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements.  Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.

Description of Business

Clifton Star Resources Inc. (“the Company”) is incorporated under the laws of British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.  Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs.  In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in these financial statements.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Overall Performance

The Company incurred a net loss of $2,004,944 (2008 – $523,379) during the year ended June 30, 2009.  The increased loss is primarily attributed to the recognition of non-cash stock-based compensation expense of $2,270,307 (2008 - $949,305).  During the current period the Company granted 1,540,000 (2008 – 2,175,000) stock options.  The increase in stock-based compensation is attributed to significantly more options being vested in the current year.

Professional fees of $278,895 (2008 – $165,399) increased substantially as a result of legal services required for mineral property acquisitions and to the statement of claim from a former employee and a consultant.  Accounting fees increased as a result of more complex transactions and growth in business activity.

Investor relations of $128,836 (2008 - $58,635) was a contributing factor to the net loss.  The Company paid a consulting firm to produce a promotional video of the Company’s mineral properties, advertised on television and radio in the United States and participated in trade shows.  An investor relations firm was also retained to promote the Company in Germany.  The Company hired Bay Street Connect to conduct investor relations on behalf of the Company for $5,000 per month.

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Travel and telephone expenses of $114,184 (2008 - $27,759) increased significantly from the comparative year as a result of business growth, promotion of the Company, and attendance with lawyers for the defence against the statement of claim.

Filing and transfer agent fees of $101,401 (2008 - $88,379) was also a significant component of the current year’s net loss.  The increase in fees is primarily attributed to the completed private placements.

The Company’s increased net loss is also attributed to entering into a management agreement with the Company’s president, Harry Miller.  Effective January 1, 2009, the Company entered into a new management agreement with Mr. Miller and agreed to pay $30,000 per quarter.  Company management decided that its President should be compensated as the Company’s business, finance and exploration activities are growing rapidly.

At June 30, 2009, the Company had $2,415,787 (2008 - $5,722,950) in cash.  Working capital at June 30, 2009 was $2,097,170 (2008 - $4,715,962).  The Company’s stronger financial position is attributed to $11,397,747 provided by financing activities.  During the current year the Company received gross proceeds of $13,027,329 from flow-through and non-flow through private placements.  The Company issued $940,489 of common shares for share subscriptions received in advance during the previous fiscal year.  An additional $43,400 in issue costs was required as a result of the prior year audit but was not realized until July 2, 2008.  The Company paid share issue costs of $661,692 cash and granted agent options valued at $875,516 for the private placements.    An additional 304,042 finder’s fee shares valued at $787,156 were issued in conjunction with the private placements.  The Company also received $111,220 from the exercise of 77,500 stock options.  In relation to the exercised stock options, $46,970 of contributed surplus was transferred into share capital.

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property.  The property is comprised of 18 mineral claims totalling 293 hectares located in the Duparquet Township, Quebec.  To earn its 100% interest, the Company paid $400,000 on January 13, 2009.

Additional property option and acquisition payments are outlined below in commitments.

Commitments

Duquesne Property

The Company signed an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007) whereby it may acquire all the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne (“Optionor”).  The Main asset of Duquesne is the Duquesne Gold Project that includes fifty five mineral claims and one mining concession located in Destor Township, Quebec.

Pursuant to the terms of the option agreement, the Company issued 10,000 common shares valued at $18,500 to the optionor and must pay $1,800,000 ($1,350,000 paid) cash over a three-year period and spend $4,000,000 of exploration expenditures (incurred) on the property during a four-year period.

The optionor will retain a 3% Net Smelter Return Royalty (“NSR”) while the Company has the option to purchase from the optionor the 3% NSR in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000.

Upon expenditure of the exploration expenditures on the property, the optionor will be entitled to 5% of the gross overriding revenue (“GOR”) from the production and sale of minerals from the property.

On October 17, 2008, the Company acquired an additional 27 claims totalling 964 hectares known as the Duquesne Extension for $35,000.  The Duquesne Extension adjoins the Duquesne property to the south and southwest.

On April 13, 2009, the Company paid $250,000 to acquire 30 claims totalling 525 hectares known as the Lepine and Destor properties.  These claims are contiguous to the northwest and east of the Duquesne property.  The optionor will retain a 2% Net Smelter Return Royalty.

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Beattie, Donchester and Dumico Properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

As per the agreements, the Company will acquire 100% of the issued and outstanding shares of the three companies at the following terms:

i)

cash payment of $400,000 to Beattie, $200,000 to 2699681, and $400,000 to 2588111 upon signing the agreements.  On October 1, 2008, the Company transferred $1,000,000 of deferred acquisition costs paid during the fiscal year ended June 30, 2008, to mineral property acquisition costs.  The $1,000,000 was allocated as follows:  $400,000 to the Beattie Property, $400,000 to the Donchester Property and $200,000 to the Dumico Property.

ii)

cash payment of $3,600,000 to Beattie, $1,800,000 to 2699681, and $3,600,000 to 2588111 of which $500,000 was due on December 1, 2008 (paid).  Upon the Company’s confirmation of its intention to proceed with the acquisition, the remaining $8,500,000 will be due on July 1, 2009.  On April 8, 2009, the Company renegotiated with the optionor to extend the payment due to date to December 1, 2009.

iii)

cash payment of $16,000,000 to Beattie, $8,000,000 to 2699681 and $16,000,000 to 2588111 to complete the acquisition, the date of which should be within 12 months from the confirmation date.

iv)

cash bonus of $6,000,000 to Beattie and $6,000,000 to 2588111 if at any time after the closing of the acquisition, there is a minimum of 2,000,000 ounces of gold drill inferred on Beattie and 258111’s properties and confirmed by a pre-feasibility report prepared by an accredited engineering firm which report would be compliant with NI43-101.

Other events and transactions

Private Placement of 284,998 Flow-Through Units

On July 2, 2008, the Company completed a non-brokered private placement of 284,998 flow through units ("FT units") at $2.20 per unit for gross proceeds of $626,995.  Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.50 per share for a period of two years.  The Company paid a finder's fee of 14,250 common shares valued at $40,185 and 28,500 agent's options (granted on June 24, 2008, valued at $43,400) exercisable into units (non-FT) at $2.20 per unit for a two year period and the units are under the same terms as those issued pursuant to the private placement.  The Company also paid $31,350 in due diligence fees and $1,500 in legal fees which were recorded as share issue costs.

Private Placement of 1,082,248 Flow-Through Units

On July 16, 2008, the Company completed a non-brokered private placement of 1,082,248 flow through units ("FT units") at $2.31 per unit for gross proceeds of $2,499,993.  Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.70 per share for a period of two years.  The Company paid a finder's fee of 54,112 common shares valued at $146,102 and 108,224 agent's options valued at $153,602 that are exercisable into units (non-FT) at $2.31 per unit for a two year period until July 16, 2010 and the units are under the same terms as those issued pursuant to the private placement.  The Company also paid $125,000 in due diligence fees and $3,054 in legal fees which were recorded as share issue costs.

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Private Placement of 100,000 Flow-Through Units

On July 16, 2008, the Company completed a non-brokered private placement of 100,000 flow through units ("FT units") at $2.45 per unit for gross proceeds of $245,000.  Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.95 per share for a period of two years.  The Company paid a finder's fee of 5,000 common shares valued at $13,500 and 10,000 agent's options valued at $13,775 that are exercisable into units (non-FT) at $2.45 per unit for a two year period until July 16, 2010 and the units are under the same terms as those issued pursuant to the private placement.  The Company also paid $12,250 in due diligence fees which were recorded as share issue costs.

Appointment of Director and Stock Options Granted

On August 19, 2008, the Company appointed Mr. Philip Nolan to the Board of Directors.  Admitted to the Quebec bar in 1989, Mr. Nolan is a partner from the prominent Lavery, de Billy law firm of Montreal.  Mr. Nolan received his LLB from the Universite de Montreal in 1988 after receiving his BA from the University of Western Ontario in 1984, specializing in tax law.

The Company granted Mr. Nolan 200,000 stock options exercisable at $2.50 per share until August 19, 2010.  On February 20, 2009, the Company cancelled the 200,000 stock options granted on August 19, 2008.

On February 20, 2009, the Company granted Mr. Nolan 200,000 stock options exercisable at $2.55 per share until February 20, 2011.

Director Resignation

On August 26, 2008, the Company announced the resignation of Mr. Michael Mason as Vice President of Corporate Affairs of the Company.  The Company would like to thank Mr. Mason for his service and wishes him well in his future endeavours.

Cancelled Stock Options

On August 26, 2008, the Company cancelled 400,000 options exercisable at $1.90 until July 12, 2009.

On February 20, 2009, the Company cancelled 125,000 of 200,000 options exercisable by Pro-Edge Consultants Inc. at $2.70 per share.  The Company also reduced the term of the options to expire on March 19, 2009 from June 9, 2010.  The remaining 75,000 options expired unexercised on March 19, 2009.  The Company will not be making any further payments to Pro-Edge for investor relations.

Exercised Stock Options

On September 25, 2008, the Company issued 75,000 common shares at $0.77 per share for proceeds of $57,750 pursuant to the exercise of stock options with a March 7, 2009 expiry date.  Capital stock and contributed surplus were each adjusted by $41,862 for stock-based compensation previously recorded on these exercised stock options.

On June 16, 2009, the Company issued 2,500 common shares at $2.60 per share for proceeds of $6,500 pursuant to the exercise of stock options with a September 22, 2010 expiry date.  Capital stock and contributed surplus were each adjusted by $5,108 for stock-based compensation previously recorded on these exercised stock options.

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Private Placement of 499,995 Flow-Through Units and 2,057,605 Non-Flow-Units

On September 29, 2008, the Company completed a non-brokered private placement of 499,995 flow-through units (“FT units”) at $3.00 per unit for gross proceeds of $1,499,985 and 2,057,605 non-flow through units (“non-FT units”) at $2.43 per unit for gross proceeds of $4,999,980.  Each FT unit comprises one flow-through common share (“FT shares”) and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $3.30 until September 29, 2010.  Each non-FT unit comprises one flow-through common share (“non-FT share”) and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.85 until September 29, 2010.  The Company paid a finder’s fee of 127,850 common shares valued at $390,034 and 255,760 agent’s options valued at $416,998 that are exercisable into units (non-FT) at $2.43 per unit for a two year period until September 29, 2010 and each agent’s unit comprises of one non-flow through common share and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.85 per share until September 29, 2010.  The Company also paid $325,000 in due diligence fees and $1,500 in legal fees which were recorded as share issue costs.

Annual General Meeting

On December 29, 2008, the Company held its Annual General Meeting.  All proposed resolutions were passed.

Private Placement of 1,324,304 Flow-Through Units

On December 22, 2008, the Company completed a non-brokered private placement of 1,324,304 flow through units ("FT units") at $1.25 per unit for gross proceeds of $1,655,380.  Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $1.35 per share for a period of two years.  The Company paid a finder's fee of 66,215 common shares valued at $92,701 and 132,430 agent's options valued at $108,162 that are exercisable into units (non-FT) at $1.25 per unit for a two year period until December 22, 2010 and the units are under the same terms as those issued pursuant to the private placement.  The Company also paid $82,769 in due diligence fees and $1,500 in legal fees which were recorded as share issue costs.

Granted Stock Options

During the year ended June 30, 2009, the Company granted 1,540,000 (2008 – 2,175,000; 2007 – 1,248,000) stock options.  The total stock-based compensation calculated under the fair value method using the Black-Scholes option-pricing model was $2,616,274 (2008 - $2,841,120; 2007 - $282,510).  The Company expensed $2,270,307 (2008 - $949,305; 2007 - $282,510) leaving an unamortized balance of $1,779,631 (2008 - $1,891,815; 2007 - $Nil) to be recognized over the following two years.

Appointment of Lawyer

On February 17, 2009, the Company announced the appointment of Cheri L. Pedersen of Boughton Law Corp. as corporate counsel, replacing William Schmidt of Hemsworth Schmidt.  The Company would like to thank Mr. Schmidt for his years of service and wishes him well in his future endeavours.

Investor Relations

On March 1, 2009, the Company engaged Bay Street Connect to provide investor relations services to the Company for $5,000 per month.

Private Placement of 731,705 Flow-Through Units

On May 6, 2009, the Company completed a private placement of 731,705 units, each unit consisting of one flow-through common share and one non-flow-through share purchase warrant, at a price of $2.05 per unit for gross proceeds of $1,499,995.  Each warrant is exercisable to purchase one non-flow-through common share of the Company at a price of $2.42 until May 6, 2011.  The agent was paid a finder's fee of 36,585 non-flow-through common shares of the Company valued at $104,633.  The agent was also issued finder’s options valued at $139,578. The finder’s options are exercisable until May 6, 2011, to purchase 73,170 units at a price of $2.05 per finder's unit.  Each finder's unit consists of one non-flow-through common share of the Company and one non-flow-through share purchase warrant. Each finder's warrant is exercisable to purchase one non-flow-through common share of the Company at a price of $2.42 until May 6, 2011.  The Company also paid $75,000 in due diligence fees and $2,769 in legal fees which were recorded as share issue costs.

The following events occurred subsequent to June 30, 2009:

Expired stock options

On July 11, 2009, 300,000 stock options exercisable at $2.00 per share expired unexercised.

Granted stock options

On September 8, 2009, the Company granted 450,000 stock options to a director and a consultant which are exercisable at $2.30 per share until September 8, 2009.

Expired agent options

On October 9, 2009, 50,000 agent options exercisable at $2.00 per share expired unexercised.

On October 9, 2009, 61,224 agent options exercisable at $2.45 per share expired unexercised.

Exercised warrants

On October 9, 2009, the Company received $1,050,000 from the exercise of 500,000 warrants at $2.10 per share with an October 9, 2009 expiry date.

Vested Stock Options

On July 19, 2009, 12,500 stock options vested which are exercisable until October 19, 2009.

On August 7, 2009, 9,375 stock options vested which are exercisable until May 7, 2010.

On August 17, 2009, 42,500 stock options vested which are exercisable until February 17, 2011.

On August 26, 2009, 56,250 stock options vested which are exercisable until August 26, 2010.

On September 3, 2009, 25,000 stock options vested which are exercisable until March 3, 2010.

On September 17, 2009, 25,000 stock options vested which are exercisable until June 17, 2010.

On September 22, 2009, 18,750 stock options vested which are exercisable until September 22, 2010.

On October 1, 2009, 50,000 stock options vested which are exercisable until April 1, 2011.

Shareholder interest

On August 21, 2009, Joe Dwek Management Consultants (“JDM”) announced that it had indirect control and direction over 10,540,803 common shares of the Company and 7,243,827 warrants to purchase shares representing approximately 77.1% of the outstanding shares of the Company on a fully diluted basis.

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Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the Financial Statements.

	Year Ended June 30, 2009	Year Ended June 30, 2008	Year Ended June 30, 2007

Total income	$ 147,230	$ 65,236	$ 19,191
Net income (loss) before extraordinary items	(2,044,944)	(523,379)	(345,260)
Net income (loss)	(2,044,944)	(523,379)	(345,260)
Basic and diluted earnings (loss) per share	(0.09)	(0.04)	(0.04)
Total assets	22,049,638	11,985,206	731,538
Total long-term liabilities	2,115,000	150,500	-
Cash dividends	-	-	-

Total assets in the current year are significantly higher than the comparative years.  Over the past couple of years the Company has steadily been expanding its mineral property interests and exploration activities which are capitalized as assets.  The Company earns interest income from cash held in term deposits.

The Company incurred a net loss of $2,004,944 (2008 – $523,379) during the year ended June 30, 2009.  The increased loss is primarily attributed to the recognition of non-cash stock-based compensation expense of $2,270,307 (2008 - $949,305).  During the current period the Company granted 1,540,000 (2008 – 2,175,000) stock options.  The increase in stock-based compensation is attributed to significantly more options being vested in the current year.

At June 30, 2009, the Company had $2,415,787 (2008 - $5,722,950) in cash.  Working capital at June 30, 2009 was $2,097,170 (2008 - $4,715,962).  The Company’s stronger financial position is attributed to $11,397,747 provided by financing activities.  During the current year the Company received gross proceeds of $13,027,329 from flow-through and non-flow through private placements.  The Company issued $940,489 of common shares for share subscriptions received in advance during the previous fiscal year.  An additional $43,400 in issue costs was required as a result of the prior year audit but was not realized until July 2, 2008.  The Company paid share issue costs of $661,692 cash and granted agent options valued at $875,516 for the private placements.  An additional 304,042 finder’s fee shares valued at $787,156 were issued in conjunction with the private placements.  The Company also received $64,250 from the exercise of 77,500 stock options.  In relation to the exercised stock options, $46,970 of contributed surplus was transferred into share capital.  Financing activities increased dramatically over the past couple of years enabling the Company to step-up exploration activities on its mineral properties.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

The Company had a net loss of $2,044,944 (2008 – $523,379) during the year ended June 30, 2009.  The expenses are as follows:

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Consulting fees of $109,519 (2008 - $51,733) increased significantly from the comparative period.  The majority of the increase is attributed to the Company signing a contract with Limited Market Dealer to provide financing services.  The remainder of the balance is for consulting services provided by an officer.

•

Filing and transfer agent fees of $101,401 (2008 - $88,379) are significantly higher than the comparative year as a result of fees being incurred for larger private placements.

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•

Insurance expense of $27,731 (2008 - $13,900) is higher than the comparative year as a result of the Company purchasing environmental and key personnel life insurance.

•

Investor relations of $128,836 (2008 - $58,635) is significantly higher than the comparative period.  The Company paid a consulting firm to produce a promotional video of the Company’s mineral properties, advertised on television and radio in the United States and participated in trade shows.  An investor relations firm was also retained to promote the Company in Germany.  The Company recently hired Bay Street Connect to conduct investor relations on behalf of the Company for $5,000 per month.

•

Management fees of $108,000 (2008 - $45,000) increased significantly as a result of entering into a management agreement with the Company’s president, Harry Miller.  Effective January 1, 2009, the Company entered into a new management agreement with Mr. Miller and agreed to pay $30,000 per quarter.  Company management decided that its President should be compensated as the Company’s business, finance and exploration activities are growing rapidly.

•

Office and miscellaneous of $57,446 (2008 - $12,067) is significantly higher than the comparative period as a result of increased business activity.

•

Professional fees (accounting, audit and legal fees) of $278,895 (2008 - $165,399) increased substantially as a result of legal services required for mineral property acquisitions and to the statement of claim from a former employee and a consultant.  Accounting fees increased as a result of more complex transactions and growth in business activity.

•

Shareholder costs of $22,137 (2008 - $10,059) are significantly higher than the comparative period as a result of disseminating information to shareholders more frequently due to increased business activity.

•

Stock-based compensation of $2,270,307 (2008 - $949,305) increased significantly as a result of more vested stock options than in the comparative period.

•

Travel and telephone expenses of $114,184 (2008 - $27,759) increased significantly from the comparative year as a result of increased business activity, promotion of the Company, and attendance with lawyers for the defence against the statement of claim.

During the current year, the Company earned $147,230 (2008 - $65,236) in interest income which is primarily attributed to cash held in term deposits.  Interest income was higher in the current year as a result of the Company having more money invested in term deposits.

Exploration Expenditures

During the fiscal year ended June 30, 2009, the Company incurred total exploration expenditures of $11,670,872 (2008 - $4,160,574).  A total of 88,743 (2008 – 30,581) meters was drilled in 247 (2008 – 92) drill holes during the year.

An average depth of 359 meters was drilled at an average cost of $130.85 per meter drilled.  Drill costs have reduced by approximately 21.3% over the last fiscal year due to lowering of both drilling and overhead costs.  The average cost per meter (NQ core size and including supplies, assays and geological support costs) has reduced from $155 per meter to $122 per meter.  The present direct drill cost is approximately $102 per meter.

The following table outlines the completed drilling on each respective property during the fiscal year ended June 30, 2009:

Property	Number of holes drilled	Total meters drilled

Beattie	129	41,319
Central Duparquet	-	-
Donchester	94	30,320
Dumico	7	2,290
Duquesne	17	14,814

TOTAL	247	88,743

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The drill programs focused on delineating the mineralized contact area of the Beattie-Donchester using a drill spacing of 50 meters; the zones extended to 2,600 meters continuously along strike and open along strike and at depth.  Four zones, (North, South, RW, and RS), have been delineated to an average horizontal depth of 325 meters to 450 meters.  A 43-101 mineral resource estimate report for underground potential was updated by Peter Bevan, P.Eng. for these properties and it will be completed and filed on SEDAR within the next few weeks.  A 43-101 mineral resource estimate report for open-pit potential by Scott-Wilson-Roscoe-Postle is expected to be complete by the end of 2009.

A 43-101 mineral resource estimate report for the Duquesne property has been consolidated in a data base by Genivar and is also expected to be completed by the end of 2009.

Genivar completed a preliminary 43-101 mineral resource estimate on the Beattie tailings with the final report expected by the end of October, 2009.

A 43-101 mineral resource estimate for the Central Duparquet-Dumico will be tendered out within the next few weeks.

Property Updates

On July 10, 2008, the Company announced that it had wide-width drilling encounters on its Beattie-Donchester mine properties.  Fred Archibald, PGeo, OGQ, Vice-President of Exploration, reported that diamond drilling on the Beattie southeast extension and the Donchester north zone had reported that DHB08-22 intersected continuous mineralization from 302.80 metres (m) to 423.25 m depth over a core length of 120.45 m.  DHD08-01 intersected continuous mineralization from 233.0 m to 356.0 m depth over a core length of 123.0 m and with two other sections a total of 167.25 m of mineralization within this hole.  Core samples were sent for assaying with an expected three-week response time.

Three assays were received out of a total of 20 drill holes on the southeast extension of the south zone.  B08-03 returned values of 3.0 grams per tonne (g/t) gold (Au) over a 14.0-metre intersection and within that intersection a 3.20-metre section tested 15.51 g/t Au.  B08-23 intersected a mineralized zone beginning at 216.75 m for a core length of 14.10 m which returned 2.61 g/t Au.  B08-15 within a mineralized section of 25.30 m, a 9.60-metre section averaged 4.0 g/t Au. B08-16 over an intersection of 11.80 m returned 12.22 g/t Au and within this intersection a 9.80-metre section returned 14.36 g/t Au.  B08-17 returned a partial assay of 3.57 g/t Au over 19.50 m within a 65.95-metre intersection.

Drilling began on the Dumico where a drill hole in 1933 returned 69.94 g/t Au over 1.52 m.  The Dumico was a former producer along with the Beattie and Donchester which together produced over 1.1 million ounces Au.

Partial assays have been received from three drill holes which have increased the northwest extension of the Beattie North zone.

B08-08A intersected a mineralized zone beginning at 181.25 m for a core length of 13.43 m.  Within that intersection a 7.10-metre section returned 7.24 g/t Au.

B08-11 intersected a mineralized zone beginning at 271.80 m for a core length of 14.70 m returning a value of 3.74 g/t Au.

B08-12 intersected a mineralized zone beginning at 38 m for a core length of 5.50 m and within that intersection a 4.0-metre section returned 3.90 g/t Au.

On the Duquesne, DQ08-31 returned values of eight g/t Au over 2.2 m beginning at 515.05 m on vein 20B.

Tailings reclamation on the Beattie property has the potential to yield 220,000 ounces of gold over three years.  A Humphrey Spiral concentrator is in operation to test the tailings for recoverability of the contained gold.

On July 14, 2008, the Company announced that drill hole DQ-08-50, approximately 1,150 metres west of the Duquesne shaft, returned values of 113.80 grams per tonne gold over 3.60 metres, beginning at 365.70 metres of depth.  Within this intersection, a 1.70-metre section ran 240.10 g/t Au.  The core samples were processed using total metallic fire assays.  This zone corresponds to vein 20B and continued at the bottom contact of the drill hole.  The Company plans to extend the hole to depth.  Within the same hole, vein 20A returned 4.15 g/t Au over 3.10 metres and vein 10 returned 7.51 g/t Au over 1.50 metres.

The first drill hole on the Dumico property, DUM08-01, intersected two well-mineralized zones beginning at three metres to 35 metres and from 54 metres to 107.60 metres of depth.  These zones are along strike with the Donchester South zone about 3,500 metres west of the Dumico.  Step-out holes are planned at 60-metre intervals.

On August 20, 2008, Fred Archibald, PGeo, OGQ, the Company’s Vice-President of Exploration announced the following assay results:

Beattie Property

Hole	From	Length	Au Grade

B08-10	175.40-184.40 m	9.0 m	5.12 g/t (7.52 g/t – 4 m)
B08-14	223.60-242.80 m	19.20 m	5.41 g/t (8.31 g/t – 8.0 m)
B08-21	7.60-15.85 m	2.0 m	2.64 g/t
B08-22	270-400 m within	60m	2.60 g/t (3.78 g/t – 17.0 m)
that section
B08-24	269.20-281.05 m	11.0 m	1.83 g/t (4.26 g/t – 2.0 m)
B08-25	132.40-137.35 m	4.95 m	2.74 g/t (3.77 g/t – 4.0 m)
	201.0-206.0 m	5.0 m	2.72 g/t
B08-30	72.50-79.90 m	6.40 m	2.62 g/t (3.42 g/t – 4.40 m)
B08-35	143.0-146.8 m	3.80 m	1.71 g/t
B08-38	45.0-51.0 m	4.0 m	2.27 g/t

Donchester Property

Hole	From	Length	Au Grade

D08-01	168.0-348.0 m	134.10 m	2.91 g/t (4.93 g/t – 28.0 m)
D08-02A	123.0-148.90 m	23.90 m	2.15 g/t (3.55 g/t – 5.0 m)

Dumico Property

Hole	From	Length	Au Grade

DUM08-01	57.50-64.50 m	7.0 m	9.55 g/t (13.0 g/t – 5.0 m)

Considerable core had yet to be logged.  Additional technologies are being reviewed to better visually communicate the various zones within this large property.

On August 26, 2008, the Company announced the following drill results from the Beattie and Duquesne properties.

Beattie property

B08-41 intersected 16.33 grams per tonne Au (gold) between 191.15 metres and 195.15 m or 29.17 g/t Au over 2.0 m. This hole is located on the northwest extension of the North zone, immediately west of the glory hole.  This zone has been extended by about 500 m and to a vertical depth of 350 m.  Drilling was being conducted to test values at depth.

Duquesne property

DQ08-41 intersected vein 20A between 646.15 m and 647.15 m, returning 18.26 g/t Au, and vein 20B between 681.60 m and 682.60 m, returning 29.04 g/t Au.

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DQ08-57 intersected vein 20 between 710.81 m and 712.81 m, returning 3.03 g/t Au.

DQ08-58 intersected vein 20 between 516.08 m and 518.08 m, returning 14.67 g/t Au or 26.96 g/t over one metre.  Sections between 490.0 m and 516.08 m are silica rich with tourmaline-chlorite fractures and visible gold within these fractures; these sections were analyzed for total metallics.

All intercepts above are true widths and were assayed at Techni-Lab of St. Germaine, Que., for fire assay using gravimetric finish.  Check samples for higher than 5.0 g/t Au are being sent to Expert Labs of Rouyn-Noranda, Que.  Core logging backlog was expected to be cleared within three weeks.

On September 22, 2008, the Company announced that it has enacted a policy of releasing on complete drill hole analyses.  Not doing so could present a misleading picture of the results.  The company will report as each complete hole is received. Techni-Lab of St. Germaine, Quebec, is preparing a separate line for its samples which are now being submitted on a daily basis by the Company’s consultants in secure bags to be analyzed using fire assay with gravimetric finish.  Pulps and rejects are picked up at the lab on each visit and stored in secured facilities within a fenced compound.

Vice-President of Exploration, Fred Archibald, PGeo, OGQ, reports on the evaluation study being conducted on the primary and secondary tailings pond.

Thirty-six pound samples were taken.  Assays returned average grades of 3.46 grams per tonne (g/t) gold (Au) and 3.20 g/t Au, respectively.  Studies to determine tonnages are under way.  Met-Solve Labs of Vancouver were testing for recovery using a variety of grind sizes.  Bacterial leaching tests will also be used to optimize the recovery of the main (tertiary) tailings of approximately 10 million tons as supported by the National Instrument (NI) 43-101-compliant Bevan report.

Using present and historical information, projected mineralized zones for the Beattie and Donchester indicate a strike length of 5,400 metres (3.3 miles).  To date, five drill holes associated with the Northwest zone and A zone at Beattie, and the South zone at Dumico, have shown visible course gold.  This is the first time in 20 years of drilling that visible gold has been observed in rock units other than the main syenite porphyry host rock.

On December 8, 2008, the Company announced assay results along with information on its upcoming drilling strategy.

Drilling on the Beattie-Donchester properties has continued to outline three mineralized zones at approximately 50-metre spacing and down to depths between 300 and 600 metres vertical from surface. These zones, the North zone, the A or RW zone, and the South zone, have now been traced continuously for approximately 2,300 metres, 700 metres and 2,200 metres along strike length, respectively. Core length average widths for these zones are 15.20 metres, 18.10 metres and 10.80 metres, respectively, and true widths are estimated at 64 per cent to 76 per cent of these core lengths. The drill holes were drilled at an inclination of 45 degrees to 70 degrees. The actual true widths range from 6.9 metres to 13.8 metres on average. The present drill program has delineated the mineralized zones to a vertical depth of approximately 320 metres, 400 metres and 335 metres, respectively, for each of these zones. The Beattie was previously mined to a depth of 420 metres, and workings sunk to a depth of 670 metres. A composite drill location plan of the 2007 and 2008 drilling on the Beattie and Donchester properties showing proximity to the mineralized vein systems has been included with this report.

The South zone is similar to the mineralized zones within the Dumico property, and Clifton now believes it is following the same sheared meta-conglomerate breccia unit lying along the same contact with the Temiskaming metasediments to the south, a contact that can be traced over a distance of approximately 4,200 metres. With the acquisition of the Central Duparquet property, the Company can now continue to join these mineral occurrences and also continue to trace this zone eastward.

To date, approximately 120 drill holes totalling roughly 37,113 metres have been drilled on the Beattie, Donchester and Dumico properties. The Company continues to use seven diamond drills to drill all three zones. Within the North zone and A-RW zone there is one vein that splits into two veins at depth for both. Within the South zone there are up to seven veins of which three have more significant values and widths.

Another 23,270 metres of drilling in 62 drill holes has been completed on the Duquesne property to extend the mineralized zone for approximately 1,300 metres and down to a depth of between 300 and 600 metres vertical from surface.

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The gold mineralization is associated with silicified syenite porphyries and syenite lath porphyries associated with sheared hydrothermal fluid conduits. The gold mineralization is also associated with graphitic-rich meta-conglomerate breccias lying along the south contacts of the syenite porphyries. Late-stage quartz veins contain visible gold, and visible gold is also associated with specular hematite, tourmaline and graphite-rich seams. These shears are associated with offset faults on the north side of the Porcupine Destor fault.

Duquesne Property

Hole	Au gpt / m	Value Within	Core Section (approximate)	Vein	Easting (m)

DQ07-17	6.23 / 3.20	-	3.35-6.65	Nippissing	2500W
DQ08-21	3.21 / 1.85	-	416.05-417.90	20B	700W
DQ08-22	4.42 / 3.10	-	13.25-16.35	10	530W
	3.10 / 1.50	-	25.60-27.0		20A
	3.45 / 2.45	-	47.0-49.45		20B
DQ08-24	3.60 / 1.35	(7.76 / 0.55)	260.60-261.95	10	700W
	6.29 / 1.30	-	329.80-331.10		20A
	5.21 / 0.75	-	381.50-382.25		20B
DQ08-25	3.26 / 1.20	(4.34 / 0.90)	207.0-208.20	20B	800W
DQ08-26	3.42 / 1.80	-	406.45-408.25	20B	900W
DQ08-27	2.12 / 5.70	(2.47 / 3.20)	314.80-320.50	20B	610W
DQ08-29	4.20 / 1.60	-	163.70-165.30	74	610W
	4.35 / 2.60	-	368.60-371.20	10
DQ08-32	3.16 / 4.70	-	475.60-480.30	20B	900W
DQ08-35	3.33 / 1.0	-	68.55-69.55	10	700W
DQ08-39A	4.26 / 1.90	-	240.50-241.40	20B	900W
DQ08-42	3.83 / 1.30	-	694.50-695.80	20B	580W
DQ08-44	3.35 / 2.50	-	393.30-395.80	20A	800W
DQ08-45	4.21 / 2.70	-	311.65-314.35	10	1000W
DQ08-50	7.58 / 1.50	-	216.85-218.35	74	1000W
DQ08-51	6.76 / 5.50	-	511.30-516.80	10	1100W
	4.20 / 2.0	-	611.0-613.0	20A
	5.07 / 2.0	-	708.60-710.60	20B
DQ08-52	4.01 / 2.30	-	209.70-211.70	10	1200W
DQ08-56	4.04 / 0.90	-	542.50-543.40	20B	1200W
DQ08-70	5.02 / 3.0	-	336.50-339.50	10	1100W
	12.04 / 1.0	-	647.90-648.90	20A
DQ08-71	4.86 / 2.0	-	695.45-697.45	20B	1200W
DQ08-72	4.20 / 2.0	-	486.80-488.80	10	1300W

#

Beattie Property

Hole	Au gpt / m	Value Within	Core Section (approximate)	Vein	Easting (m)

B08-07	3.09 / 10.50	(5.10 / 4.50)	107.40-117.90	S	152E
B08-09	3.56 / 21.0		14.80-35.80	S	132E
B08-15	1.88 / 10.60		12.30-22.90	S	780E
		(4.0 / 9.60)	89.95-102.35
B08-17	3.66 / 10.40		253.60-264.0	S	790E
	3.82 / 7.20		307.35-314.55
B08-18A	6.16 / 1.30		99.0-100.30	N	968E
B08-23	2.61 / 14.10	(3.90 / 4.0)	210.75-224.85	S	740E
B08-31	3.21 / 6.0		121.0-127.0	A (RW)	104E
	5.62 / 2.0		220.0-222.0
B08-34	2.05 / 6.60	(3.02 / 2.0)	148.0-154.60	A (RW)	340E
	11.51 / 1.40		163.10-164.50
B08-42	1.04 / 78.70	(1.55 / 29.0)		S	710E
B08-48	1.84 / 8.50		83.60-92.10	S	690E
B08-48A	1.26 / 40.80	(1.47 / 18.80)		S	685E
B08-58	1.19 / 1.50		32.0-33.5	A (RW)	568E
	2.56 / 6.0		306.0-312.0
	5.72 / 1.05		344.25-345.30
B08-59	5.03 / 3.10	(8.46 / 1.75)	157.50-160.60	S	515E
B08-60	5.50 / 8.10		108.90-117.90	S	490E
B08-66	2.39 / 13.25		57.0-70.25	A (RW)	567E
B08-67	1.96 / 4.0		236.0-240.0	A (RW)	568E
	4.78 / 5.0		330.0-335.0
	1.63 / 2.0		428.0-430.0
B08-68	2.78 / 8.0		244.0-252.0	A (RW)	665E
B08-69	1.09 / 4.0		136.0-140.0	A (RW)	715E
B08-82	3.61 / 18.0		18.0-36.0	S	238E
B08-01A	2.37 / 4.80		13.40-18.20	S	828E
	3.69 / 7.25		44.25-51.50
B08-02A	2.02 / 3.40		3.65-7.05	S	760E
B08-03A	2.44 / 8.40	(3.74 / 4.40)	4.60-9.0	S	760E
B08-04A	2.58 / 3.10		11.90-15.0	S	785E
B08-05A	1.68 / 5.50		22.25-27.75	S	785E
B08-06A	3.54 / 8.35	(6.l6 / 3.20)	10.70-19.05	S	715E

Donchester Property

Hole	Au gpt / m	Value Within	Core Section (approximate)	Vein	Easting (m)

D08-02	3.12 / 2.60		169.20-171.80	N	1845E
	1.72 / 17.0	(2.05 / 7.0)	704.0-721.0
D08-08	3.39 / 4.40		218.10-222.50	N	1892E
D08-11	124 / 3.0		134.85-137.85	N	1968E
	1.79 / 8.25		444.15-452.40
	6.49 / 2.10		554.60-556.70
	2.28 / 12.35		561.90-574.25
D08-13	1.10 / 6.90	(3.11 / 2.0)	39.30-46.10	N	1540E
	2.80 / 2.50		57.30-59.80
	2.58 / 6.0		266.80-272.80
D08-14	3.26 / 1.50		208.0-209.50	S	1922E
Hole	Au gpt / m	Value Within	Core Section (approximate)	Vein	Easting (m)
D08-22	2.69 / 31.25	(5.51 / 6.0)	99.75-131.0	N	2055E
D08-23	1.61 / 3.0		75.0-78.0	S	1535E
D08-26	5.61 / 2.04		76.96-78.0	S	1680E
D08-29	3.67 / 3.25		83.15-86.90	S	1825E
	2.56 / 1.0		99.99-100.90
	3.50 / 7.75	(4.60 / 6.30)	253.40-261.30
	6.25 / 2.0	(12.28 / 1.0)	302.20-305.20
D08-31	8.60 / 1.0		122.0-123.0	S	1630E
	5.30 / 2.0		220.0-222.0
D08-32	3.63 / 3.70		25.8-29.5	S	1582E
	3.08 / 2.0		79.0-81.0
	1.45 / 2.35		92.9-95.25
	4.26 / 4.0		191.0-195.0
	1.27 / 2.40		236.50-239.3
D08-34	12.61 / 2.0		73.0-75.0	S	1680E
D08-36	2.35 / 5.70		19.50-25.20	N	2210E
	3.29 / 4.0		267.30-271.30
	3.89 / 12.50		489.50-502.0
D08-40	6.64 / 9.70	(12.19 / 5.0)	119.70-129.40	S	1825E
	2.11 / 5.0	(4.54 / 2.0)	199.30-204.30
	6.52 / 4.15		224.10-228.25
	4.03 / 6.0		392.0-398.0

Dumico Property

Hole	Au gpt / m	Value Within	Core Section (approximate)	Vein	Easting (m)

DUM08-04	3.36 / 8.25	(5.78 / 3.50)	325.80-334.05	S	4120E
DUM08-06	7.86 / 4.30		94.0-98.30	S	4180E
	3.89 / 2.0		238.0-240.0
DUM08-07	3.97 / 3.45		59.0-62.45	S	4000E
	4.94 / 2.30		138.30-140.60

The Company had funds to continue drilling for approximately nine months and would continue to drill all properties, including the Central Duparquet property. Mineral Fields has done all financings in the past and expects to provide the financing required to complete the 2009 drilling program and the accompanying requisite engineering reports. To date the drilling results have been very encouraging, particularly with the continuity of the zones and the wide widths of the zones. The Company is looking at potential for open pit mining and ramping (external and internal using the underground workings. The Company is also looking at recovery from surface mill cleanup as preliminary testing has been encouraging.

Drilling has been completed using NQ-diameter coring and up to seven drills on site. The core is split in half, with one-half the core securely stored on-site and the other sent to TechniLab of St. Germaine, Quebec, and to Expert Labs of Rouyn-Noranda to be tested using standard 50-gram fire assaying-gravimetric finish. Samples over seven grams per tonne gold are being rerun using fire assay total metallics finish for gold.

On January 7, 2009, the Company announced more assay results.

The Company has contracted with Wilson Roscoe Postle Associates, a world-renowned engineering firm, to prepare a National Instrument 43-101-compliant resource calculation and 3-D block modelling for the Beattie/Donchester properties, with the report expected to be available by the end of May, 2009.

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Genivar, a leading Canadian engineering consulting company, has been hired to complete the same tasks for the Duquesne property. Genivar has also been contracted to complete an evaluation of the mine tailings, mill cleanup material and tank dumps. Also, they will be tasked to obtain all permitting required for processing of material along with water treatment, bulk sampling and dewatering of the former mine.

The new drill results from the Beattie and Donchester properties have been very encouraging, particularly with the demonstrated continuity and the wide widths of the zones. In these latest results, the best drill hole at Beattie (hole B08-72) assayed at 7.13 grams per tonne gold over 25 metres, including a higher-grade interval of 5.00 metres grading 14.46 grams per tonne gold. At Donchester, assays are pending on a 115.70-metre interval within drill hole D08-19, which was suspended in mineralization at the Christmas break. All of these newly acquired drill results shown in the accompanying tables will be incorporated into the forthcoming NI 43-101 resource calculations. True widths are estimated to be between 64 and 79 per cent of the intersections.

Drilling to date has confirmed three separate mineralized zones with multiple vein systems (up to seven separate parallel systems). The South zone is similar to the mineralized zones within the Dumico property, and it is now believed that it is part of the same sheared metaconglomerate breccia unit lying along the same contact with the Temiskaming metasediments to the south. This contact has been traced by drilling over a distance of approximately 4,400 metres. As drilling continues into the first quarter, expectations are that all three zones may extend onto the Central Duparquet and Dumico properties to the east. A Beattie/Donchester diamond drilling compilation map from 1987 to present has been posted on the company's website.

Drilling is being conducted using NQ-diameter coring and up to seven drills on site. The core is split in half, with one-half being securely stored on-site and the remaining core sent to TechniLab of St. Germaine, Que., and to Expert Labs, of Rouyn-Noranda. The core is tested using standard 50-gram fire-assay-gravimetric finish. Samples over 7.0 grams per tonne gold are being rerun using fire-assay-total-metallics finish for gold.

Beattie Property

Drill Hole	Zone	East (m)	From (m)	To (m)	Length (m)	Gold Value (g/t)

B08-78	North	1,350	88.75	110.00	21.25	7.23
incl.			99.75	106.05	6.30	14.06
B08-72	RW	550	144.00	169.00	25.00	7.13
B08-70	RW	700	318.00	330.00	12.00	2.43
incl.			321.00	324.00	3.00	Pending
B08-25	South	650	201.00	206.00	5.00	2.72
B08-45	South	550	304.70	316.20	11.50	6.15
B08-74	North	1,350	77.60	140.00	62.40	Pending
incl.			77.60	85.00	7.40	4.48
			171.10	181.30	10.20	Pending
			236.80	245.40	8.60	Pending
			310.40	330.30	19.90	Pending
B08-84	South	300	47.00	60.00	13.00	4.15

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Donchester Property

Drill Hole	Zone	East (m)	From (m)	To (m)	Length (m)	Gold Value (g/t)

D08-33	South	1,740	111.00	114.00	3.00	7.84
			117.50	124.00	6.50	3.11
D08-19(i)	North	1,920	200.30	316.00	115.70	Pending
D08-11(ii)	North	2,100	554.60	584.25	29.65	3.34
D08-17	South	2,025	100.20	109.20	9.00	2.77
incl.			100.15	102.15	2.00	7.71
D08-34	South	1,690	73.00	75.00	2.00	7.56
incl.			163.1	164.5	1.40	11.84
D08-37	North	2,225	390.50	448.25	57.75	3.42
D08-45	South	2,240	32.40	34.20	1.80	10.06
			155.00	158.00	3.00	3.05
			311.65	333.55	21.90	Pending
		Within interval			4.00	4.21
			348.00	352.00	4.00	5.23

(i)  Hole D08-19 was stopped for the holiday break.  No assays have been received from this hole.

(ii)  Hole D08-11 intersected three mineralized zones.  The first two zones were previously reported on December 8, 2008.

The Company has the financial capability to advance its gold projects well into 2009.  The Company is examining the potential for open-pit mining and ramping.

On March 16, 2009, the Company announced the following drill results from the Beattie and Donchester properties.

The Company released assay results from drilling completed in December 2008 to mid February 2009 along the Porcupine Destor Fault in Duparquet and Destor townships of Quebec. The Company has been exploring and developing the resource on five former gold producers, the Beattie, Donchester, Dumico, Central Duparquet and the Duquesne. Three major zones have been identified -the North, South and the RW zones on the Duparquet properties. Included within the zones are a multiplicity of vein systems.

The North zone has been drilled continuously for a distance of 2,350 meters and a depth of 600 meters.

The South zone has been drilled continuously for a distance of 2,300 meters and a depth of 400 meters.

The RW zone has been drilled continuously for a distance of 950 meters and a depth of approximately 450 meters.

All holes have been drilled with approximately 50 meter drill spacing and all zones are open at either end and at depth.

The Duquesne, company owned and in nearby Destor township has three vein systems and has been drilled continuously for a distance of some 1,400m and to a depth of about 600 meters. It is open at either end and at depth.

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Beattie Property

Drill Hole	Zone	Location (m)	From (m)	To (m)	Length (m)	Gold Value (g/t)

B08-03	South	840 E	252.0	257.0	5.0	2.68
		Completion of hole
B08-84	South	350 E	70.0	77.0	7.0	4.46
	And		218.0	219.0	1.0	4.52
B08-92	North	1,330 E	158.0	173.0	15.0	1.42
B09-01	South	1,420 E	95.0	98.0	3.0	1.85
B09-02	North	1,375 E	103.3	106.2	3.0	1.84
	And		226.7	245.0	18.3	1.91
B09-03	North	1,390 E	34.0	38.0	4.0	3.65
	And		246.3	259.1	15.7	2.10
B09-05	North	1,390 E	490.8	495.7	4.9	3.04
		Drilled underneath & located 50m behind on the same grid line within this section			2.0	5.75
B09-06	South	1330 E	20.0	23.0	3.0	4.60
	And		66.0	69.2	3.2	6.00
B09-10	South	110 E	30.0	40.5	10.5	4.30
B09-11	RW	825 E	232.1	235.2	3.1	2.23
	And		415.8	431.8	16.0	1.57
B09-12	RW	775 E	231.0	236.0	5.0	1.98
	And		393.0	399.0	6.0	2.98
B09-13	RW	875 E	16.0	21.5	5.5	1.53
B09-16	South	1,320 E	319.0	321.0	2.0	1.58
	And		332.0	339.0	7.0	2.62
	Within		333.0	330.0	5.0	3.42
B09-18	South	1,375 E	411.0	417.0	6.0	2.00
	And		427.5	428.7	1.0	4.90

Donchester Property

Drill Hole	Zone	Location (m)	From (m)	To (m)	Length (m)	Gold Value (g/t)

D08-19	North	1,940 E	200.3	316.0	115.7	1.00
D09-01		Lost hole at 48 m
D09-01B	North	1,835 E	156.0	325.0	169.0	2.12
	Within		318.0	324.0	6.0	5.10
	And		596.0	615.0	19.0	1.89
D09-03	North	2,350 E	287.6	292.3	4.7	4.19
D09-04	North	2,350 E	107.0	110.0	3.0	3.01
		Drilled 50 m above and in front of D09-03 on the same grid line

True widths are estimated to be approximately 80% of intercepts.

All samples have been sent to Technilab of St. Germaine, Quebec and are being processed by fire assay with gravimetric finish.

On April 29, 2009, the Company announced the following drill results from the Beattie, Donchester and Duquesne properties.

The Company announced that recent drilling on the Beattie property at Duparquet, Quebec has intersected two new gold mineralized zones that are located south of and parallel to the South Zone which have been drilled at 50 metre centres for a distance of 2400 metres. Vein E and Vein F are located some 80 and 170 metres south of the South Zone. While Vein E coincides with the south contact of the main syenite complex, Vein F is located beyond the syenite complex and into the meta sediments, a departure from conventional wisdom for the area that gold values were only associated with silicified syenite porphyry. Drillhole B09-40 has intersected this vein containing very intense alteration and mineralization between 408.0m and 550.0m. Both veins have been traced for 1400 metres and core samples are currently out for assaying.

Beattie Property

Drill Hole	Zone	Location (m)	From (m)	To (m)	Length (m)	Gold Value (g/t)

B09-14	North	920 E	94.0	100.0	6.0	7.23
B09-16	South	980 E	332.0	339.0	7.0	2.62
B09-17	South	1,255 E	308.0	330.7	22.0	Assays pending
B09-21	South	1,060 E	45.0	53.0	8.0	4.44
B09-22	South	1,070 E	55.4	61.0	5.6	3.00
			65.0	76.0	11.0	1.44
B09-23	South	1,130 E	40.5	44.0	3.6	2.55
			70.6	74.1	3.5	2.01
B09-24	North	1,320 E	385.6	427.0	11.4	1.15
B09-25	South	1,140 E	407.0	409.4	2.4	20.48
B09-27	North	1,240 E	451.5	456.4	4.9	7.24
B09-30	North	820 E	118.7	122.7	3.9	3.29
B09-31	North	875 E	320.0	347.0	17.0	1.74
			Within		4.0	6.77
Drill Hole	Zone	Location (m)	From (m)	To (m)	Length (m)	Gold Value (g/t)
B09-32	North	925 E	20.0	37.0	17.0	7.00
			278.0	284.0	6.0	3.31
B09-36	South	1,260 E	188.3	192.0	3.7	4.70
			293.0	294.0	1.0	12.90

Donchester Property

Drill Hole	Zone	Location (m)	From (m)	To (m)	Length (m)	Gold Value (g/t)

D09-2	North	2,130 E	163.8	182.0	16.5	0.76
D09-3	North	2,240 E	287.6	292.3	4.7	4.19
D09-4	North	2,250 E	105.0	110.0	5.0	2.25
			116.0	119.0	3.0	3.59
D09-5	South	2,190 E	209.0	214.0	6.0	3.81
			232.0	233.0	1.0	17.34
			250.0	254.0	4.0	2.66
D09-6	North	1,720 E	347.0	350.5	3.5	1.49
			388.0	403.0	15.0	Assays pending
D09-7	North	2,250 E	544.0	551.3	7.3	2.44
D09-13	South	2,400 E	287.0	300.3	13.5	Assays pending VG

Duquesne Property

Drill Hole	Zone	Location (m)	From (m)	To (m)	Length (m)	Gold Value (g/t)

DQ9-09			304.5	312.7	8.2	9.04
DQ09-10			17.0	23.0	6.0	3.86
DQ09-13			57.0	165.0	108.0	Assays pending

True widths are approximately 8o%.

The Company's immediate plans are to drill the west end of the syenite porphyry complex for possible extentions and to evaluate the complex for open-pit potential. A re-examination of the existing core that has not been analyzed is currently underway to determine unreported values.

Core samples are sent to Technilab of St. Germaine, Quebec for assaying using gravimetric finish. Check samples are sent to Chemex Labs in Val D'or, Quebec.

On July 30, 2009, Fred Archibald, the Company’s Vice-President of exploration commented that “this is turning out to be a very productive year for the Company” and “not only have we extended the syenite porphyry complex consisting of the Beattie, Donchester, Central Duparquet and Dumico to about 4,500 metres, and exposed five major vein structures, but recent extended sampling of existing core strongly indicate that gold values are disseminated between the vein structures thus introducing the possibility of large-scale open-pit potential.”

The Company also released the results for all drill holes on its gold properties along the Porcupine-Destor fault new Duparquet, Quebec:

Beattie Property

Drill Hole	Zone	Location (m)	From (m)	To (m)	Length (m)	Gold Value (g/t)

B09-01	South	1,423 E	105.0	112.0	7.0	2.66
B09-02	North	1,382 E	226.70	245.0	18.30	1.91
B09-03	North	1,419 E	243.35	259.10	15.75	2.10
B09-05	North	1,422 E	490.80	495.70	4.90	3.04
B09-06	South	1,360 E	20.0	23.0	3.0	4.60
			66.0	69.20	3.20	6.0
B09-10	RW	110 E	30.0	40.50	10.50	4.72
B09-11	RW	826 E	415.80	431.80	16.0	1.57
B09-12	North	766 E	393.0	399.0	2.98	2.98
B09-13	RW	874 E	16.0	21.50	4.0	1.53
B09-14	South	918 E	94.0	100.0	6.0	7.23
B09-16	South	1,327 E	332.0	339.0	7.0	2.62
B09-18	North	1,371 E	411.0	417.0	6.0	2.0
B09-21	South	1,024 E	45.0	53.0	8.0	4.44
			147.0	151.0	4.0	2.30
B09-22	South	1,074 E	55.40	61.0	5.60	3.0
			65.0	76.0	11.0	1.44
B09-23	South	1,130 E	70.60	74.10	3.50	2.10
B09-24	North	1,317 E	214.0	220.85	6.85	1.91
			385.60	427.0	11.45	1.15
B09-25	South	1,138 E	406.0	410.50	4.50	11.19
			472.0	481.50	9.50	1.42
B09-27	North	1,259 E	451.50	456.40	4.90	7.24
B09-30	North	819 E	118.70	122.70	3.90	3.29
B09-31	North	878 E	320.0	347.0	27.0	1.74
B09-32	RW	925 E	20.0	37.0	17.0	7.0
			278.0	284.0	6.0	3.31
B09-33	North	921 E	317.0	337.0	20.0	1.65
B09-36	South	1,259 E	188.30	192.0	3.70	4.70
B09-37	RW	1,055 E	27.30	34.0	6.70	5.10
B09-38	South	1,232 E	217.20	222.90	5.70	6.87
B09-39	RW	1,014 E	90.0	94.0	4.0	1.52
B09-40	South	1,195 E	451.0	462.0	11.0	1.32
			537.0	551.0	14.0	3.15
B09-41	South	1,026 E	167.0	185.50	7.10	1.76
			198.0	209.0	11.0	1.51
B09-42	North	172 E	44.0	53.0	9.0	1.35
			167.0	183.0	16.0	1.0
B09-43	North	172 E	55.20	122.0	66.80	1.10
			227.0	237.0	10.0	1.58
B09-44	North	112 E	57.0	102.00	45.0	2.05
B09-45	North	112 E	68.0	115.0	47.0	3.0
B09-47	RW	967 E	178.0	190.50	12.50	3.0
B09-48	South	784 E	120.0	131.0	11.0	3.13
B09-49	RW	969 E	34.0	89.0	55.0	1.54
B09-50	North	977 E	505.0	515.0	10.0	2.31
B09-51	South	1,497 E	46.0	62.0	16.0	2.09
			137.0	155.0	18.0	2.44
B09-52	South	916 E	482.0	495.0	13.0	1.51
B09-53	South	857 E	241.0	252.0	11.0	2.54
			362.0	379.0	17.0	2.16
			386.0	399.0	13.0	1.85
B09-54	North	133 E	97.0	107.0	6.0	2.26
B09-55	North	83 E	95.0	106.40	11.40	2.96
B09-56	North	74 E	95.0	124.0	10.0	1.61
B09-57	North	74 E	72.0	85.0	13.0	1.04
B09-59	North	24 E	117.0	122.0	5.0	1.63
B09-60	North	24 E	77.0	88.0	11.0	1.76
B09-64	North	90 E	55.20	122.0	66.80	1.10
B09-65	North	38 E	45.45	54.45	9.0	3.19
B09-66	RW	928 E	19.50	49.50	30.0	2.13
B09-67	RW	1,049 E	27.30	64.80	37.50	1.0

#

Donchester Property

Drill Hole	Zone	Location (m)	From (m)	To (m)	Length (m)	Gold Value (g/t)

D09-01	North	1,832 E	156.0	433.10	277.10	1.0
D09-02	North	2,129 E	301.0	305.0	4.0	3.93
D09-03	North	2,129 E	287.60	292.30	4.70	4.19
D09-04	North	2,251 E	105.0	119.0	14.0	3.74
D09-05	North	1,729 E	209.0	214.0	6.0	3.81
			250.0	254.0	4.0	2.66
D09-06	North	1,729 E	347.0	350.50	3.50	1.49
D09-07	North	2,256 E	544.0	551.30	7.30	2.44
D09-08	North	1,310 E	409.0	437.0	28.0	1.14
D09-14	North	1,965 E	60.0	96.10	36.10	1.14
D09-15	North	1,832 E	100.0	123.0	23.0	2.32
D09-17	North	1,787 E	23.0	33.0	10.0	1.10
			101.0	114.0	13.0	1.36
D09-18	North	1,738 E	62.0	88.0	26.0	2.05
D09-21	South	752 E	376.0	379.0	3.0	5.42
D09-22	South	1,760 E	255.0	260.0	4.0	3.56
D09-24	South	1,897 E	119.40	130.90	11.50	1.09
			150.0	156.0	6.0	3.29
			264.0	271.0	7.0	2.64
D09-26	South	2,284 E	100.50	109.50	9.0	1.79
D09-30	South	2,446 E	168.90	173.35	4.45	6.02
D09-31	South	2,496 E	144.0	149.60	5.60	2.98
D09-34	South	2,548 E	371.75	374.75	3.0	4.21
D09-36	North	2,201 E	92.0	109.20	17.20	3.54
D09-38	North	2,279 E	275.0	331.0	56.0	1.80
D09-40	North	2,324 E	298.60	329.30	31.30	1.71

Duquesne Property

Drill Hole	Zone	Location (m)	From (m)	To (m)	Length (m)	Gold Value (g/t)

DQ09-09	Nip	0 E	304.0	321.0	17.0	5.31
DQ09-10	Nip	300 E	17.0	23.0	6.0	3.86
DQ09-13	Nip	150 E	42.0	53.0	11.0	2.17

The true widths are approximately 75% core width on average.

On September 8, 2009, the Company received an updated National Instrument 43-101 compliant report from Peter Bevan, PEng. on the Beattie and Donchester properties which has incorporated drilling results up to May 31, 2009.

#

For open-pit potential using one-gram cut-off:

Beattie (North, RW and South zones)

119,569 tonnes at 3.78 grams per tonne Au (measured)

2,696,841 tonnes at 3.21 g/t Au (indicated)

6,347,090 tonnes at 3.36 g/t Au (inferred)

Total:  30,421,007 g Au or 978,073 ounces Au

Donchester (North and South zones)

323,397 tonnes at 5.08 g/t Au (indicated)

11,705,304 tonnes at 2.79 g/t Au (inferred)

Total tonnes:  18,192,201 averaging 3.56 g/t Au

Total:  34,310,803 g Au or 1,103,136 ounces Au

Combined total:  64,731,840 g Au or 2,081,209 ounces Au

For underground potential using 2.4 g cut-off:

Beattie

124,254 tonnes at 3.78 g/t Au (measured)

1,482,541 tonnes at 4.47 g/t Au (indicated)

2,091,159 tonnes at 4.26 g/t Au (inferred)

Total:  16,358,148 g Au

Donchester

180,470 tonnes at 5.35 g/t Au (indicated)

3,050,521 tonnes at 4.37 g/t Au (inferred)

Total:  14,309,759 g Au

Total tonnes:  6,928,945 averaging 4.37 g/t

Combined total:  30,667,907 g or approximately one million ounces

The North zone has been extended by drilling to a strike length of 2,600 metres and a vertical depth of approximately 325 metres.  Mapping and trenching have extended this zone to date an additional 400 metres.

The South zone has been extended by drilling to a strike length of 2,600 metres and a vertical depth of 240 metres.  To date, mapping and trenching have extended this zone an additional 1,000 metres.

The RW zone has been extended by drilling to a strike length of 1,400 metres and a vertical depth of 240 metres.  This zone is currently being extended by stripping and channel sampling.

All zones remain open at length and depth.

Scott-Wilson-Roscoe-Postle Associates have been using the Gemcom Whittle software program to determine open-pit potential for the properties and in doing so is using lower cut-off grades.  In a subsequent news release all values associated with the extended core analysis being used by Scott-Wilson will be released.  Although delays have occurred in the development of the model, the Company is optimistic that its National Instrument 43-101 report will be available before too long.

After a program of stripping and channel sampling, drill targets are being realized for the Dumico property.  Drilling is also being planned for the Central Duparquet property which has a historical estimate of 574,000 tonnes averaging 5.10 grams per tonne Au (Geospex Ltd., 1990).

The Company is pleased to announce that it has been granted the right to ship up to 100,000 tons of tailings and material from auxillary dump sites to the smelter.  Metallurgical studies are currently under way at Queen’s University and various smelters in the area.  All proceeds will accrue to the Company.  The major tailings field is currently under re-examination and analysis by Genivar.

#

Under direction of Roscoe-Postle overseeing the QA/QC program, the Company’s geological team has been following its protocols since February, 2009.  Cores are sawed in half in a secure location with one-half of the cores being bagged and sent to either ALS Chemex Chimitec at Val d’Or, Quebec, or Technilabs of Rouyn-Noranda, Quebec.  Samples are delivered on a daily basis directly to the labs by authorized Company or lab personnel.  The samples are assayed using fire assay with either AA or gravimetric finish (50 grams).  Any assays over 3.0 g/t Au are assayed using gravimetric finish.  At least 5% of the pulps and 5% of the rejects are sent as check samples to another lab.  At least 10% of the samples are blanks or certified reference standards.  Approximately 2% of the samples are being quartered and sent as check samples.  By doing the above the Company is assured of good quality sampling and assay results in keeping with regulatory reporting requirements.

On September 17, 2009 the Company released recent assays obtained from the extended core sampling program at the Beattie gold deposit demonstrate the presence of broad zones hosting lower-grade gold that may be amenable to large-scale, open-pit mining methods.

HIGHLIGHTS OF EXTENDED CORE SAMPLING PROGRAM FOR BEATTIE DEPOSIT

Drill Hole	After – New Intervals (0.4 g/t Au cut-off)	Before – Corresponding Old Intervals (two g/t Au cut-off, minimum width two metres)

B08-84	173.5 m at 0.98 g/t Au	7.0 m at 4.09 g/t Au and 14.0 m at 4.02 g/t Au
B08-83	100.3 m at 1.17 g/t Au	10.0 m at 2.71 g/t Au and 8.0 m at 4.95 g/t Au
B08-47	15.5 m at 1.00 g/t Au	No historical interval
B08-27	43.85 m at 0.51 g/t Au	No historical interval
B08-27	37.80 m at 1.30 g/t Au	10.9 m at 2.24 g/t Au
B08-07	40.33 m at 0.81 g/t Au	2.83 m at 3.94 g/t Au
B93-03	53.02 m at 1.10 g/t Au	2.73 m at 3.00 g/t Au; 4.10 m at 2.44 g/t Au;
2.42 at 2.46 g/t Au

The data from these 16 drill holes, including the six holes highlighted above, are presented in the table below.

Harry Miller, President of Company, commented as follows: "We are pleased that this first batch of assays from the old core continues to confirm our belief that broad and extensive zone of approximately one gram per tonne (g/t) gold may occur at our Beattie, Donchester, Central Duparquet and Dumico gold deposits.  It is remarkable that the new intervals are typically four to five times wider than the higher-grade gold zones previously reported.  At a minimum, these broader gold zones should add substantial tonnage and ounces to the project.  If spatial continuity can be demonstrated for these new and wider zones, then these zones may be amenable to low-cost, open-pit mining similar to the Canadian Malartic deposit located nearby.  "More samples from the old core are currently being prepared and shipped to the assay lab.  We will continue to report the results from this program as assays arrive in the weeks ahead."

Rationale for the extended core sampling program

Historical mining at the Beattie, Donchester, Central Duparquet, Duquesne and Dumico deposits yielded large quantities of gold from high-grade veins using traditional underground mining methods.  At least four major vein systems or zones are present: the North, South, RW and RS.  In the past, geologists submitted for assay only those portions of the drill holes cutting these four major zones, leaving the remainder of the drill core unsplit and unsampled.  It is estimated that more than 80% of all core drilled at the Beattie-Donchester-Central Duparquet-Dumico went unsampled.

In the past few years it has been demonstrated at a few gold projects in Eastern Canada that significant tonnages of lower-grade material may occur near or about the known narrow veins that were mined in the past.  The premier example is the Canadian Malartic project, owned and operated by Osisko Mining.  Recently the Company’s geologists and independent mining analysts have recognized that the Beattie-Donchester-Central Duparquet-Dumico and the Canadian Malartic deposits share key geological similarities, leading to the tentative conclusion that the Beattie-Donchester-Central Duparquet-Dumico may also host important lower-grade gold zones surrounding the higher-grade veins structures. Review of the historical assay data pertaining to the Beattie-Donchester-Central Duparquet-Dumico deposits has confirmed this possibility.  In June of this year the Company began an extensive program to assay the previously unsampled core drilled since 1987 as a means to evaluate further the possibility for substantial zones of lower-grade gold similar to those found at Canadian Malartic.

#

Current progress of the extended core sampling program

The Company is working with the engineering firm of Scott-Wilson-Roscoe-Postle Associates Inc. and Peter Bevan, PEng, regarding the selection of the specific cores for extended sampling.  Samples are now being submitted to analytical labs on a daily basis.  It is estimated that the present extended sampling program will require another six weeks to complete.

The Company will be commissioning an updated National Instrument 43-101 resource estimate for the Beattie-Donchester-Central Duparquet-Dumico-Duquesne deposits upon completion of the extended core sampling program.  It is anticipated that this updated report will provide the first look at a shallow resource that may be amenable to large-scale, open-pit mining methods.

COMPARISON OF NEW VERSUS HISTORICAL DRILL-HOLE INTERCEPTS, BEATTIE DEPOSIT

Hole	From (m)	To (m)	Length (m)	Au (g/t)	From (m)	To (m)	Length (m)	Au (g/t)	Section	Zone

B87-20	27.10	198.12	171.02	1.77	75.74	150.82	75.08	3.0	060E	North
					189.28	195.07	5.79	3.32		North
B88-48	47.34	128.02	80.68	3.55	50.30	110.34	60.04	4.51	120E	North
B93-03	55.48	108.50	53.02	1.10	62.80	65.53	2.73	3.00	200E	South
					84.29	88.39	4.10	2.44		South-C
					99.99	102.41	2.42	2.46		South-D
B98-01	234.00	258.20	24.20	1.48	234.00	239.10	5.10	3.90	500E	South
					254.60	258.20	3.60	2.25		South
B08-03	119.50	149.30	29.80	1.55	122.70	131.20	8.50	3.80	840E	South
B08-07	82.10	122.43	40.33	0.81	118.74	121.57	2.83	3.94	150E	South
B08-16	63.15	91.60	28.45	5.61	63.15	83.50	20.35	7.58	750E	South
B08-21	6.85	16.50	9.65	1.38	6.85	8.60	1.75	4.96	925E	South

COMPARISON OF NEW VERSUS HISTORICAL DRILL-HOLE INTERCEPTS, BEATTIE DEPOSIT (cont’d…)

Hole	From (m)	To (m)	Length (m)	Au (g/t)	From (m)	To (m)	Length (m)	Au (g/t)	Section	Zone

B08-27	7.65	51.50	43.85	0.51	Note 1	Note 1	Note 1	Note 1	610E	South
	171.00	208.80	37.80	1.30	174.20	185.10	10.90	2.24		South
B08-45	234.20	332.00	97.80	1.97	236.70	242.70	6.00	3.01	545E	South
					254.00	267.45	13.45	5.23		South-C
					312.25	316.20	3.95	7.91		South-D
B08-47	306.00	321.50	15.50	1.00	Note 1	Note 1	Note 1	Note 1	615E	South
B08-67	316.50	335.00	18.50	1.75	331.00	335.00	4.00	5.74	610E	RW
B08-72	133.00	169.00	36.00	5.26	144.00	166.00	22.00	7.84	1,425E	South
B08-78	88.75	127.30	38.55	4.53	88.75	112.00	23.25	6.74	1,310E	South
B08-83	30.00	130.30	100.30	1.17	40.00	50.00	10.00	2.71	300E	South
					72.00	80.00	8.00	4.95		South-C,D
B08-84	47.00	220.50	173.50	0.98	47.00	54.00	7.00	4.09	230E	South
					80.00	94.00	14.00	4.02		South-C,D
Average (n equals 17) 58.75 m length, 1.90 Au (g/t)					Average (n equals 23) 13.69 m length, 4.34 Au (g/t)

**Average grades are weighted by interval lengths.

Note 1 - No historical interval

#

The true widths are estimated at approximately 70% to 80% of the core lengths on average.  Scott-Wilson-Roscoe-Postle Associates has been overseeing the QA/QC program since February, 2009, and the Company’s geologists have been following the protocols suggested by Roscoe-Postle.  Cores are sawed in half and one-half of the cores are bagged and sent to either ALS Chemex Chimitec of Val d'Or, Quebec., Technilab of St. Germaine, Quebec, or Expert Labs of Rouyn-Noranda, Quebec.  Samples are delivered on a daily basis directly to the labs by authorized Company personnel or by lab personnel. The samples are assayed using fire assay with either AA or gravimetric finish (50-gram samples).  Any assays over three g/t Au are assayed using gravimetric finish.  At least 5% of the pulps and 5% of the rejects are sent as check samples to another lab.  At least 10% of the samples are blanks or certified reference standards.  Approximately 2% of the core samples are being quartered and sent as check samples.  The Company continues to follow the strict protocols as suggested by Roscoe-Postle to assure good quality sampling and assay results in keeping with the regulatory reporting requirements.

Current National Instrument 43-101 resource estimate

An updated National Instrument 43-101 resource estimate by Peter Bevan, PEng, for the Beattie and Donchester deposits was previously announced on September 8, 2009.  These resources were calculated without the benefit of the results of the extended core sampling program described above.  As a result, the resources shown below consist mostly of mineralized rock confined to the North, South and RW vein structures.

Beattie deposit (North, South and RW zones)

Resource Category	Metric Tonnes	Grade (g/t Au)	Contained Ounces Gold

Measured	119,569	3.78	14,533
Indicated	2,696,841	3.21	278,356
Measured plus indicated	2,816,410	3.23	292,888
Inferred	6,347,090	3.36	685,731

Donchester deposit (North and South zones)

Resource Category	Metric Tonnes	Grade (g/t Au)	Contained Ounces Gold

Indicated	323,397	5.08	52,825
Inferred	11,705,304	2.79	1,050,090

These resources do not include future potential tonnages and gold ounces that may exist at the Central Duparquet, Dumico and Duquesne deposits, nor the potential tonnages and gold ounces that may be contained in the tailings facility.

Summary of Quarterly Results

For the Quarters Ended

	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008

Total assets	$ 22,049,638	$ 20,520,185	$ 21,098,107	$ 19,664,929
Working capital	2,097,170	5,070,049	7,939,515	10,606,841
Shareholders’ equity	19,369,649	20,297,094	20,481,979	18,932,777
Income	16,298	44,819	47,941	38,172
Net loss	(140,797)	(531,060)	(574,558)	(758,529)
Earnings (loss) per share	(0.01)	(0.02)	(0.03)	(0.04)

#

For the Quarters Ended

	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007

Total assets	$ 11,985,206	$ 4,726,858	$ 4,408,821	$ 1,984,782
Working capital	4,715,962	1,975,722	3,154,654	1,151,864
Shareholders’ equity	10,648,154	4,331,274	4,308,047	1,932,577
Income	9,456	27,837	13,965	13,978
Net Income (loss)	256,847	(415,812)	(189,283)	(175,131)
Earnings (loss) per share	0.03	(0.03)	(0.02)	(0.02)

Significant changes in key financial data from 2007 to 2009 can be attributed to $212,466 interest income earned from invested cash, $489,554 received from exercised stock options, $422,432 received from the exercise of agent’s options, $2,199,997 received from the exercise of warrants, recognition of $3,502,122 in stock-based compensation, the issuance of common shares for gross proceeds of $20,527,317 and the commencement of exploration programs on the Beattie, Central Duparquet, Donchester, Dumico and Duquesne properties.  The Company also recognized future income tax recoveries of $1,902,509 from 2007 to 2009.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Liquidity and Capital Resources

These financial statements have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	June 30, 2009	June 30, 2008

Working capital	$ 2,097,170	$ 4,715,962
Deficit	(5,221,250)	(3,216,306)

Net cash used in operating activities during the year ended June 30, 2009 was $895,644 (2008 – $486,583).  The cash used in operating activities consists primarily of operating costs and the change in non-cash working capital items.

Net cash provided by financing activities during the year ended June 30, 2009 was $11,397,747 (2008 - $10,713,944).  During the current year the Company received gross proceeds of $8,027,349 from the issuance of 4,023,250 flow-through units.  An additional 2,057,605 common shares were issued for gross proceeds of $4,999,980. The Company paid $661,692 cash for issue costs related to the flow-through and non-flow-through private placements.  The Company also received $64,250 from the issuance of 77,500 common share for the exercise of stock options.  Contributed surplus and share capital were each adjusted by $46,970 for the exercised stock options.  The Company issued $940,489 of common shares from previously received share subscriptions.  During the comparative year the Company received gross proceeds of $7,499,988 from flow-through and non-flow through private placements.  The Company paid share issue costs of $289,326 cash for those private placements.  An additional $212,800 was received from the exercise of 636,500 stock options; $149,999 from the exercise of 199,999 agent’s options and $2,199,997 from the exercise of 2,199,997 warrants.

Net cash used in investing activities during the year ended June 30, 2009 was $13,809,266 (2008 - $4,995,945).  During the current year the Company paid $979,410 in deferred exploration costs which were previously accrued in the June 30, 2008 accounts payable.  The Company paid $1,635,000 and $12,174,266 cash in mineral property acquisition and deferred exploration costs respectively.  Deferred acquisition costs of $1,000,000 were transferred to mineral property acquisition costs during the current year.  During the comparative year the Company paid $900,000 for the acquisition of the Duquesne mineral property.  An additional $3,092,174 in deferred exploration costs was spent on the Duquesne property during 2008. The Company had also purchased $3,771 of equipment during the comparative year.

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There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various programs and may be unable to continue in operation.  The Company may seek such additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all.  Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of precious minerals or base metals or interests related thereto.  The economics of developing and producing mineral properties are affected by many factors including the cost of operations, variations in the grade of ore mined and the prices of minerals and metals.  Depending on these prices, the Company may determine that it is impractical to continue commercial production.  These prices have fluctuated in recent years.  Prices are affected by many factors beyond the Company’s control including anticipated changes in international investment patterns and monetary systems, economic growth rates and political developments.  The supply of precious minerals or base metals consists of a combination of new mine production, producers, financial institutions and consumers.  If the market price falls below the Company’s full production costs and remains at such levels for any sustained period of time, the Company will experience losses and may decide to discontinue operations or other development of a project or mining at one or more of its properties.

The Company has sufficient funds to cover anticipated administrative expenses throughout the year.  If the Company intends to exercise it right to acquire the Beattie, Donchester and Dumico properties it must pay $8,500,000 on or before December 1, 2009.  As of June 30, 2009, the Company does not have sufficient funds to exercise this option.

It will continue to focus its exploration and development efforts on the Beattie, Central Duparquet, Donchester, Dumico and Duquesne properties.

Related Party Transactions

During the year ended June 30, 2009, the Company entered into the following transactions with related parties:

a)

Paid or accrued $120,436 (2008 - $99,777) in geological consulting fees to F.T. Archibald Consulting which is controlled by Fred Archibald, a director of the Company.

b)

Paid or accrued $19,872 (2008 - $9,268) in geological consulting fees to Dean Rogers, a director of the Company.

c)

Paid or accrued $46,619 (2008 - $19,663) in consulting fees to Ian Beardmore, Chief Financial Officer of the Company.

d)

Paid or accrued $108,000 (2008 - $43,226) in management fees to Harry Miller, President and Director of the Company.

e)

Paid or accrued $Nil (2008 - $6,792) in legal fees to Hemsworth Schmidt, Barristers & Solicitors.  William Schmidt, a former director of the Company is a partner of Hemsworth Schmidt, Barristers & Solicitors.

Paid or accrued due diligence fees of $651,369 (2008 - $375,000; 2007 - $Nil), issued 304,042 share units (2008 – 233,388; 2007 – Nil) valued at $787,155 (2008 - $401,027; 2007 - $Nil), and granted 579,584 agent’s options (2008 – 495,277; 2007 – Nil) valued at $875,516 (2008 - $722,481; 2007 - $Nil) to the agent who, together with its principal shareholder, became significant shareholders of the Company during fiscal 2008.

Included in accounts payable is $4,000 (2008 – $4,000) for travel expenses due to Nick Segounis, a director of the Company.

Accounts payable also include $23,430 (2008 - $Nil) for geological consulting and expenses owed to F.T. Archibald Consulting which is controlled by Fred Archiblad, a director of the Company.

The Company owes its Chief Financial Officer, Ian Beardmore $9,163 (2008 - $2,399) for consulting and expenses at June 30, 2009.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

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Changes in Accounting Policies including Initial Adoption

New Accounting Pronouncements

Effective July 1, 2008 the Company adopted the following accounting standards updates issued by the Canadian Institute of Chartered Accountants (“CICA”).

(i)

Assessing going concern – Section 1400

The Accounting Standards Board (AcSB) amended Section 1400, to include requirements for management to assess an entity’s ability to continue as a going concern and to disclose material uncertainties related to events or conditions that may cast doubt upon the entity’s ability to continue as a going concern.

(ii)

Capital disclosures – Section 1535

This new pronouncement establishes standards for disclosing information about an entity’s capital and how it is managed.  Section 1535 also requires the disclosure of any externally-imposed capital requirements, whether the entity has complied with them, and if not, the consequences (See Note 8 in financial statements – Capital Management).

(iii)

Financial instruments – disclosure (Sections 3862) and presentation (Section 3863)

These new standards require additional disclosures to enable users to evaluate the significance of financial instruments for an entity’s financial position and performance.  In addition, qualitative and quantitative disclosures are provided to enable users to evaluate the nature and extent of risks arising from financial instruments (See Note 10 in financial statements – Financial Instruments).

(iv)

EIC 174 – Mineral property expenses

The AcSB issued EIC-174, "Mining Exploration Costs" which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The standard applies to financial statements issued after March 27, 2009.

Goodwill and intangible assets (Section 3064)

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”.  This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the adoption of this standard, EIC 27, “Revenue and Expenditures in the Pre-operating Period”, will be withdrawn.  We are currently assessing the impact of this new accounting standard on our consolidated financial statements.

Business Combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replaces CICA Handbook Section 1581 – Business Combinations and 1600 – Consolidated Financial Statements.  Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted.  Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Section 1601 is not applicable for the Company’s interim and annual financial statements as it does not have any subsidiaries.  Early adoption of this Section is permitted.  If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

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International Financial Reporting Standards (“IFRS”)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of July 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

A changeover plan is being established to convert to the new standards within the allotted timeline and is expected to consist of the following three key phases:

1.

Phase 1 – Raise awareness and assess;

2.

Phase 2 – Design; and

3.

Phase 3 – Implementation

There will be two stages in phase one.  The first stage will focus on raising awareness within the Company and provide an initial assessment of the impact of the IFRS conversion.  The second stage will carry out a detailed assessment of the impact of the conversion to IFRS.

Phase two will build the tools required for the conversion based on management’s decisions about accounting options and the related disclosures.

Phase three will roll-out the designed changes.  The changes will include the development of the new accounting policies and consolidation templates, preparing the IFRS financial statements and related note disclosure.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Contingency

On September 19, 2007, the Company received a statement of claim from a former employee and a consultant.  The compensation sought in the claim is as follows:

i)

An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project.

ii)

An order requiring the delivery of 436,500 options exercisable at $0.20 per share to be granted to the former employee.

iii)

The former employee is also seeking damages of $20,000 claiming wrongful dismissal by the Company.

The action is still only at the discovery stage and it is therefore premature to evaluate the likelihood of the outcome of the claim.

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Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as at June 30, 2009.

Credit risk

The Company does not believe it is subject to any significant credit risk although cash is held in excess of federally insured limits, with major financial institutions.

Critical Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and form the basis for the following discussion and analysis of critical accounting policies and estimates. The Company makes estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities during the course of preparing these financial statements.  On a regular basis, the Company evaluates estimates and assumptions including those related to the recognition of stock-based compensation.

Estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable. These estimates form the basis of judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning the Company’s mineral properties and deferred exploration costs is provided in Note 5 the Company’s audited Financial Statements for the year ended June 30, 2009 which are available on its SEDAR page accessed through www.sedar.com.

Outstanding Share Data

The following table summarizes the outstanding share capital as at date of this Management Discussion and Analysis:

Number of shares issued or issuable

Common shares	24,816,836
Agent’s options	763,638
Stock options	2,962,500
Warrants	7,707,839

Disclosure Controls and Procedures & Internal Control Over Financial Reporting

The Chief Executive Officer and Chief Financial Officer of the Company have conducted a review and evaluation of its internal controls over financial reporting, with the conclusion that as at June 30, 2009 the Company’s system of internal controls over financial reporting as defined under MI 52-109 is sufficiently designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP.  In its evaluation, the Company identified certain material weaknesses in internal controls over financial reporting:

(a) due to the limited number of staff, it is not feasible to achieve the complete segregation of incompatible duties; and

(b) due to the limited number of staff, the Company relies upon third parties as participants in the Company’s internal controls over financial reporting.

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The Company believes these weakness are mitigated by the active involvement of senior management and the board of directors in all the affairs of the Company; open lines of communication within the Company; the present levels of activities and transactions within the Company being readily transparent; and the thorough review of the Company’s financial statements by management and the board of directors. However, these mitigating factors will not necessarily prevent the likelihood that a material misstatement will not occur as a result of the aforesaid weaknesses in the Company’s internal controls over financial reporting. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met.

Management has made no material changes to the Company’s internal controls over financial reporting during the Company’s most recent year end.

Business Risks

Natural resources exploration, development, production and processing involve a number of business risks, some of which are beyond the Company's control.  These can be categorized as operational, financial and regulatory risks.

·

Operational risks include finding and developing reserves economically, marketing production and services, product deliverability uncertainties, changing governmental law and regulation, hiring and retaining skilled employees and contractors and conducting operations in a cost effective and safe manner. The Company continuously monitors and responds to changes in these factors and adheres to all regulations governing its operations. Insurance may be maintained at levels consistent with prudent industry practices to minimize risks, but the Company is not fully insured against all risks, nor are all such risks insurable.

·

Financial risks include commodity prices, interest rates and the Canada / United States exchange rate, all of which are beyond the Company's control.

·

Regulatory risks include the possible delays in getting regulatory approval to the transactions that the Board of Directors believe to be in the best interest of the Company, and include increased fees for filings, the introduction of ever more complex reporting requirements the cost of which the Company must meet in order to maintain its exchange listing.

Outlook

The Company's primary focus for the foreseeable future will be to continue exploration and development efforts on the Beattie, Central Duparquet, Donchester, Dumico and Duquesne properties as well as reviewing its financial position.

Other Information

Additional information related to the Company is available for view on the Company’s website www.cliftonstarresources.com and on SEDAR at www.sedar.com.

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